SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 1

3M COMPANY
(Name of Subject Company (Issuer))

3M Company
(Name of Filing Person (Offeror))

Common Stock, $0.01 par value
(Title of Class of Securities)

88579Y101
CUSIP Number of Class of Securities)

Kevin H. Rhodes
Executive Vice President and Chief Legal Affairs Officer
3M Center, Building 220-9E-02
St. Paul, Minnesota 55144
(651) 733-1110
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Steven A. Rosenblum		Michael J. Aiello
Jenna E. Levine		Eoghan P. Keenan
Wachtell, Lipton, Rosen & Katz		Michelle A. Sargent
51 West 52nd Street		Weil, Gotshal & Manges LLP
New York, New York 10019		767 5th Avenue
Telephone: (212) 403-1000		New York, New York 10153
Facsimile: (212) 403-2000		Telephone: (212) 310-8000
Facsimile: (212) 310-8007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by 3M Company, a Delaware corporation (“3M”) with the Securities and Exchange Commission (the “SEC”) on August 4, 2022.

The Schedule TO relates to the offer to exchange all of the outstanding shares of common stock, par value $0.01 per share (“Garden SpinCo common stock”), of Garden SpinCo Corporation, a Delaware corporation (“Garden SpinCo”), for shares of common stock, par value $0.01 per share (“3M common stock”), of 3M that are validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer (as defined below).  Following the consummation of the Exchange Offer, Nova RMT Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Neogen Corporation, a Michigan corporation (“Neogen”), will be merged with and into Garden SpinCo, whereby the separate corporate existence of Merger Sub will cease and Garden SpinCo will continue as the surviving corporation and a wholly owned subsidiary of Neogen (the “Merger”).  In the Merger, each outstanding share of Garden SpinCo common stock (except for shares of Garden SpinCo common stock held by Garden SpinCo as treasury stock or by Neogen or Merger Sub, which shares will be canceled and cease to exist, without any consideration being delivered in exchange therefor) will be converted into the right to receive shares of common stock, par value $0.01 per share, of Neogen (“Neogen common stock”), together with cash in lieu of any fractional shares of Neogen common stock, upon the terms and subject to the conditions described in the Prospectus, dated August 4, 2022 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(i), (a)(ii) and (a)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).  In connection with the Exchange Offer, Garden SpinCo has filed with the Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-263669) (as amended, the “Registration Statement”) to register the shares of Garden SpinCo common stock offered in exchange for shares of 3M common stock tendered in the Exchange Offer and to be distributed in any clean-up spin-off to the extent that the Exchange Offer is not fully subscribed. Neogen has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-263667) to register the shares of Neogen common stock that will be issued in the Merger.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal, the Exchange and Transmittal Information Booklet and the Notice of Guaranteed Delivery for 3M common stock, copies of which are attached hereto as Exhibits (a)(i), (a)(ii), (a)(iii) and (a)(vi), respectively, is hereby expressly incorporated by reference in response to Items 1 through 9 and Item 11 of the Schedule TO.

This Amendment No. 1 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 8. Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented as follows:

(b) Securities Transactions.  Based on the information available to 3M as of August 12, 2022, other than with respect to 3M’s employee benefit plans, the following table sets forth the transactions in 3M common stock by directors and executive officers of 3M in the past 60 days:

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
Zoe L. Dickson	June 30, 2022	3 common stock equivalents	$129.21	Acquisition of common stock equivalents pursuant to the dividend reinvestment feature of the 3M stock fund in 3M’s Voluntary Investment Plan
Jeffrey Lavers	July 1, 2022	7,783 restricted stock units	$0	Receipt of a restricted stock unit award under 3M’s long-term incentive plan
Monish Patolawala	July 5, 2022	6,013 shares of common stock	$128.48	Acquisition of shares upon settlement of restricted stock units under 3M’s long-term incentive plan
Michael Eskew	July 29, 2022	311.677 deferred stock units	$140.37	Acquisition of deferred stock units under the terms of 3M’s Compensation Plan for Non-employee Directors and long-term incentive plan
James Fitterling	July 29, 2022	240.436 deferred stock units	$140.37	Acquisition of deferred stock units under the terms of 3M’s Compensation Plan for Non-employee Directors and long-term incentive plan
Muhtar Kent	July 29, 2022	276.057 shares of common stock	$140.37	Acquisition of shares pursuant to 3M’s Compensation Plan for Non-employee Directors and its long-term incentive plan
Michael G. Vale	August 2, 2022	43,705 shares of common stock	$101.49	Acquisition of shares upon exercise of stock options granted under 3M’s long-term incentive plan
Michael G. Vale	August 2, 2022	36,771 shares of common stock	$143.23	Disposition of shares pursuant to a market sale
Zoe L. Dickson	August 4, 2022	2,265 shares of common stock	$101.49	Acquisition of shares upon exercise of stock options granted under 3M’s long-term incentive plan
Zoe L. Dickson	August 4, 2022	2,265 shares of common stock	$144.40	Disposition of shares pursuant to a market sale
John P. Banovetz	August 10, 2022	3,145 shares of common stock	$101.49	Acquisition of shares upon exercise of stock options granted under 3M’s long-term incentive plan
John P. Banovetz	August 10, 2022	3,145 shares of common stock	$150.32	Disposition of shares pursuant to a market sale

Item 10. Financial Statements.

Item 10 of the Schedule TO is hereby amended and supplemented as follows:

Paragraph (a) of Item 10 is supplemented by adding the following paragraph:

The unaudited interim combined financial statements of the Food Safety Business as of June 30, 2022 and for the three and six months ended June 30, 2022 and June 30, 2021 included in Exhibit 99.2 to 3M’s Current Report on Form 8-K furnished with the SEC on August 12, 2022 are incorporated herein by reference.

Paragraph (b) of Item 10 is supplemented by adding the following paragraph:

The unaudited pro forma condensed combined consolidated financial information of Neogen and the Food Safety Business as of May 31, 2022 and for the 12 months ended May 31, 2022 is included in Exhibit 99.2 to Neogen’s Current Report on Form 8-K filed with the SEC on August 12, 2022 is incorporated herein by reference.

Item 12(a). Exhibits.

Item 12(a) of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(5)(ii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 4, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 4, 2022)

(a)(5)(iii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 5, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 5, 2022)

(a)(5)(iv)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 8, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 8, 2022)

(a)(5)(v)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 9, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 9, 2022)

(a)(5)(vi)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 10, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 10, 2022)

(a)(5)(vii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 11, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 11, 2022)

(a)(5)(viii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 12, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 12, 2022)

(a)(5)(ix)
Unaudited interim combined financial statements of the Food Safety Business as of June 30, 2022 and for the three and six months ended June 30, 2022 and June 30, 2021 (incorporated by reference to Exhibit 99.2 of 3M’s Form 8-K furnished with the SEC on August 12, 2022)

(a)(5)(x)
Unaudited pro forma condensed combined financial information of Neogen and the Food Safety Business as of May 31, 2022 and for the twelve months ended May 31, 2022 (incorporated by reference to Exhibit 99.2 of Neogen’s Form 8-K filed with the SEC on August 12, 2022)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3M COMPANY

By:	/s/ Michael M. Dai
	Name:	Michael M. Dai
	Title:	Vice President, Associate General Counsel and Secretary

Dated: August 12, 2022